21001581 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLARIA SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Brickell Avenue, Suite 603

(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

SEC Mail Processing MAR 15 2021 Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcelo DiCugno 786-686-5401

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – *if individual, state last, first, middle name*)

330 N Wabash Avenue	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marcelo DiCugno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLARIA SECURITIES, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IVONNE LANDERO
Notary Public - State of Florida
Commission # HH 051655
My Comm. Expires Oct 7, 2024

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLARIA SECURITIES LLC.

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF OPERATIONS 4

STATEMENT OF CHANGES IN MEMBER'S EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND STATEMENT PURSUANT TO SEC RULE 17a-5(d)(2)(iii) 13

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3.. 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 15

EXEMPTION REPORT 16

BDO

Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Directors and Member
Allaria Securities, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allaria Securities, LLC (the "Broker-Dealer") as of December 31, 2020, the related statements of operations, changes in members's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The Supplemental Information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17a-5, Part II Filing is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 12, 2021

ALLARIA SECURITIES LLC.
Statement of Financial Condition
As of December 31, 2020

ASSETS	
Cash and cash equivalents	$ 490,822
Due from brokers and clearing organizations	1,861,629
Due from affiliated entities	85,552
Fixed assets, net (note 4)	6,764
Receivables, prepaids, and other assets	54,975
Total assets	$ 2,499,742
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses and other liabilities	78,667
SBA PPP Bank Loan	62,074
Total liabilities	140,741
Commitments and Contingencies (Note 2)	-
Member's equity	
Total member's equity	2,359,001
Total liabilities and member's equity	$ 2,499,742

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Operations
For the year ended December 31, 2020

Revenues	
Commissions and trading revenues	$ 2,398,446
Related party revenues	277,664
12b-1 fees	167,797
Margin interests and sweep balance interest	144,800
Administrative Fees	38,000
Interest earned from deposits and bank balances	1,086
Dividends and other income	24,692
Total Revenues	3,052,485
Expenses	
Compensation	1,119,807
Professional fees	389,507
Trading and clearing	176,431
Quotation, communications, and trading system costs	88,112
Occupancy	69,213
Regulatory expenses	24,250
Travel and entertainment	3,234
Insurance	2,071
Interest expense	374
Other expenses	6,611
Total expenses	1,879,610
Net Income	$ 1,172,875

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement changes in Member's Equity

For the year ended December 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 1,186,126
Net Income	1,172,875
Balance at December 31, 2020	$ 2,359,001

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Cash Flows

For the year ended December 31, 2020

Cash flows from operating activities	
Net Income	$ 1,172,875
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	10,554
Changes in assets and liabilities	
Due from brokers and clearing organizations	(1,392,244)
Due from affiliated entities	(47,781)
Receivables, prepaids, and other assets	(17,246)
Accrued expenses and other payables	46,297
Total adjustments	(1,400,420)
Net cash used in operating activities	(227,545)
Cash flows from investing activities	
Purchase of fixed assets	(4,781)
Net cash used by investing activities	(4,781)
Cash flows from financing activities	
SBA PPP Bank Loan and interests	62,074
Net cash provided by financing activities	62,074
Net decrease in cash and cash equivalents	(170,252)
Cash and cash equivalents at beginning of year	661,074
Cash and cash equivalents at end of year	$ 490,822

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Allaria Securities LLC. (The "Company") is a Florida registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Allaria LATAM Investments Inc. ("ALIS" or "Parent Company"). The Company initiated its Securities operation in 2018 and acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various U.S. and foreign fixed-income investments products, U.S. government securities, government agency securities, and other securities investments. The Company is a member of the Financial Regulatory Authority ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition: All revenues are recorded in accordance with Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers. Revenues are recognized when: i) a contract with a client has been identified, ii) the performance obligations in the contract(s) have been identified, iii) the transaction price has been determined, iv) the transaction price has been allocated to each performance obligation in the contract, and v) the Company has satisfied the applicable performance obligation over time.

The Company's revenues from contract with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the customer by debiting the customer brokerage account with the Company. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument for sale or purchase is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Commission and trading income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers, and includes amounts for the securities price differential between what the Company buys from and sells to customers and/or counterparties. Acting as an Agent, commission income is generated by the trade execution from the customer purchase and sale of securities on exchanges or over-the-counter, and through the purchase of various investment products, such as mutual funds, options, and commodity transactions. Revenue recognized under commissions and trading income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

12b-1 fees represent mutual funds fee revenue which is a residual commission and is recorded overtime as earned. Such trailing commission revenue is generally based as a percentage of the average current market value of the customer's investment holdings in such trailer eligible funds. As the trailing commissions revenue is based on the current market value of the customer holdings, this variable consideration is constrained until the market value is determinable.

The Company offers customers the ability to utilize their cash and securities as collateral for margin and non-purpose loans. Margin loans permit the customer to trade on leverage, executing larger trades than permitted with a normal cash account. Non-purpose loans are exclusively for non-securities investments external to customer accounts. In both cases the Company's custodian collects a base interest rate on the average debit balance held per month, and the Company earns any additional amount above that which is charged to each customer. The performance obligation is satisfied during the interest period in which the customer held a debit balance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sweep fees are assessed to customer accounts related to customer cash funds moved into a money market fund in their account at the close each business day. The fee is variable and is based on a percentage of the management fee of the money market fund at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

The company assesses an annual administrative charge to all its customer accounts. This fee is charged directly by the clearing broker to each customer account and credited to the Company's firm own account.

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with other financial institutions with maturities of ninety days or less from the date of acquisition.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2020, the Company has concentrations of credit risk with depository institutions of the United States in the form of bank accounts with balances in excess of the insurance limit amount covered by the Federal Depository Institution Corporation (or FDIC).

The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these balances or transactions.

Transfers of Financial Assets: Transfers of financial assets, such as sales of securities, are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Receivables and Payables to Brokers and Dealers: In accordance with ASC 326 Current expected credit loss standard, the Company's receivable from clearing organizations include amounts receivable for unsettled trades, cash, deposits, and other balances executed on behalf of customers. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled daily credit exposures the company owes to the clearing organization is limited to a very short period of time. The Company continually reviews the credit quality of its counterparties when trading. Based on the Company's evaluation the adoption of ASC 326-20 Financial Instruments—Credit Losses did not have a material effect in its financial position and results of operation.

Income Taxes: The Company is treated as a partnership for Federal income tax purposes and accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally subject to U.S. Federal or State examinations by tax authorities since its inception.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Commitments and Contingencies: The Company has a cancelable (upon notice) lease commitment for office space that expires on August 14, 2022. Future lease obligations under such commitment total $53,912 for 2021, and $34,729 for 2022. As of December 31, 2020, the Company rent expense totaled $55,683, and is included as part of the occupancy expense in the statement of operations. As of December 31, 2020, the Company deferred rent liability totaled $2,683, and is included in the accrued expense and other liabilities in the statement of financial condition.

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2020, no such liabilities or claims where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with ALIS and one of its affiliates. As such, the Company can get reimbursed for expenses and/or pay for resources used while conducting its business activities. At December 31, 2020, the receivable from ALIS and its affiliate for operating expenses amounted to $68,224 and the 2020 reimbursed expenses totaled $70,877.

The company maintains a sub broker agreement with a related foreign entity. As of December 31, 2020, related receivable for such agreement totaled $17,328 and the related revenues totaled $277,664 for the year ended December 31, 2020.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 3 years dependent on the asset type. Expenditures for repairs and maintenance are charged to expense as incurred and are reflected as part of occupancy expenses in the Statement of Operations.

The Company's management reviews fixed assets for impairments whenever events or changes in circumstances may indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to its fair value. As of December 31, 2020 no fixed assets have been deemed impaired.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts on occurrence, and any related gain or loss is reflected in income for the period.

NOTE 4 – FIXED ASSETS (Continued)

As of December 31, 2020, fixed assets consisted of the following:

Furniture & fixtures	$16,654
Computer equipment	14,391
Total fixed assets	31,045
Accumulated depreciation	(24,281)
Fixed assets, net	$6,764

For the year ended December 31, 2020, depreciation expense totaled $10,554, reflected as part of occupancy expenses in the Statement of Operations.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears its securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company initiated activity under such agreement with the clearing broker in October 2018. As of December 31, 2020, the Company had a total of $1,861,629 in cash & deposits due from its clearing broker. The amount includes a $250,000 interest bearing restricted deposit in benefit of the clearing broker. Such deposit will be returned to the Company within 30 days after the termination of the clearing agreement.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2020, the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2020.

NOTE 7 - LONG-TERM DEBT

The Company qualified, applied for, and received a loan under the Paycheck Protection Program ("PPP'), a loan program administered by the Small Business Administration ("SBA"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), provides loans to qualified entities for amounts up to 2.5 times the average monthly payroll expenses of the qualifying entity. The PPP loan may be forgiven in part or in full after a period of time prescribed by law. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company.

NOTE 7 - LONG-TERM DEBT (Continued)

This certification further required the Company to take into account its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

The loan is unsecured and accrues interest at 1% through April 2022. As of December 31, 2020, total outstanding balance is $62,074, inclusive of accrued interest of $374. The Company believes that the conditions for forgiveness were met. Actual forgiveness request has been applied for and is pending approval by the SBA. The Company expects the loan and interest to be fully forgiven during 2021.

The Small Business Administration has stated that all PPP loans in excess of $2 million, and other PPP loans as appropriate, will be subject to review by the SBA for compliance with program requirements. If the SBA determines in the course of its review that a borrower lacked an adequate basis for the required certification concerning the necessity of the loan request or the subsequent use of loan proceeds, the SBA will seek repayment of the PPP loan, including interest and potential penalties. While the Company believes the loan was properly obtained, there can be no assurance regarding the outcome of an SBA review.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000, and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital was $2,273,784 which was in excess by $2,023,784 of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.0346 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 - CUSTOMER PROTECTION REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's customer protection rule requirements regarding reserves and custody of securities (Rule 15c3-3). Due to its fully disclosed clearing agreement the Company is exempt from the reserve requirement computations and reserve maintenance according to the provisions of the SEC Rule 15c3-3(k)(2)(ii). In addition, the Company is exempt from the securities possession and control requirements of the rule under the same 15c3-3(k)(2)(ii) exemptive provision.

NOTE 10 - CORONAVIRUS

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus.

NOTE 10 – CORONAVIRUS (Continued)

Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At this point, the extent to which the coronavirus may impact our financial condition or results of operations in future periods is uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the coronavirus pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures, except for the Paycheck Protection Program loan (NOTE 7).

NOTE 11 – SUBSEQUENT EVENTS

In accordance with the Accounting Standards Codification ("ASC") 855, the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through March 12, 2021, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND STATEMENT PURSUANT TO SEC RULE 17a-5(d)(2)(iii)
December 31, 2020

Total Member's equity	$ 2,359,001
Additions	
SBA PPP bank loan	62,074
Total allowable credits	62,074
Deductions and charges	
Fixed assets, Net of accumulated depreciation	6,764
Receivables, prepaids, and other assets	54,975
Due from affiliated entities	85,552
Total non-allowable assets	147,291
Net capital before haircuts on securities	2,273,784
Haircuts on securities	
Total haircuts on securities	-
Net capital	$ 2,273,784
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 78,667
Aggregate indebtedness to net capital	3.46%
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of Aggregate Indebtedness of $78,667 or $250,000, whichever is greater)	250,000
Net capital	$ 2,273,784
Excess net capital	$ 2,023,784

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2020 FOCUS Part II filings submitted on January 27, 2021.

ALLARIA SECURITIES LLC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2020

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited Business (mutual funds and/or variable annuities only) ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______PERSHING LLC______________________ ________X

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ___N/A___

BDO

Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Directors and Member
Allaria Securities, LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Allaria Securities, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Allaria Securities, LLC claimed an exemption from Rule 15c3-3 *(k)(2)(ii)* (the "exemption provision") and (2) Allaria Securities, LLC stated that Allaria Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Allaria Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allaria Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

March 12, 2021

Allaria Securities LLC

Allaria Securities LLC. Exemption Report

Allaria Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Allaria Securities LLC.
[Name of Company]

We, Marcelo DiCugno (President & Chief Executive Officer) and Aaron Rodriguez (FINOP) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Name: Marcelo Di Cugno
Title: President & Chief Executive Officer

By: ______________________

Name: Aaron Rodriguez
Title: FINOP

March 12, 2021.

BDO

Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Independent Accountant's Report

Directors and Member
Allaria Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allaria Securities, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2020, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

March 12, 2021

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 5050311 (Please retain this number for further inquiries regarding this form)
Submitted By: arodriguez45
Submitted Date: Mon Mar 15 15:03:35 EDT 2021

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: BDO USA, LLP

PCAOB #*: 243

Auditor Address - Street*: 330 N Wabash Avenue

City*: Chicago

State*: IL

Zip Code*: 60611

Auditor Main Phone Number*: 305-789-7900

Lead Audit Partner Name*: Erbin Ramirez

Lead Audit Partner Direct Phone Number*: 786-878-6559

Lead Audit Partner Email Address*: eramirez@bdo.com

FYE: 2020-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)]

AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* ASEC Annual report 2020.pdf 977709 bytes